UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

HemaCare Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

423498104

(CUSIP Number)

Steven B. Gerber, 15350 Sherman Way, Suite 350, Van Nuys, California, 91406, (818) 226-1968

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

9/8/08

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 423498104

1.	Names of Reporting Persons Steven B. Gerber

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 296,250 (1)

	8.	Shared Voting Power 695,000

	9.	Sole Dispositive Power 296,250 (1)

	10.	Shared Dispositive Power 695,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 991,250

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.1% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 166,250 shares which the Reporting Person has the right to acquire upon the exercise of stock options. See Item 5.
(2)

The percents of class reported in this Item 13 and elsewhere in this Schedule 13D are based on 9,820,339 shares of Common Stock outstanding as of August 4, 2008 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2008.

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, no par value per share (the “Common Stock”), of HemaCare Corporation, a California corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 15350 Sherman Way, Suite 350, Van Nuys, California, 91406.

Item 2.	Identity and Background
	(a)	This Schedule 13D is being filed by Steven B. Gerber, as an individual (“Reporting Person”).
	(b)	Residence or business address: c/o HemaCare Corporation, 15350 Sherman Way, Suite 350, Van Nuys, CA, 91406
	(c)	Present Principal Occupation or Employment: Private Investor
	(d)	Criminal Conviction: None
	(e)	Court or Administrative Proceedings: None
	(f)	Citizenship: United States of America

Item 3.	Source and Amount of Funds or Other Consideration
Personal funds.

Item 4.	Purpose of Transaction
State the purpose or purposes of the acquisition of securities of issuer: Investment Describe any plans or proposals which the reporting persons may have which relate to or would result in:
	(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
	(b)	Any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
	(c)	A sale or transfer of a material amount of assets of the issuer of any of its subsidiaries;
	(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
	(e)	Any material change in the present capitalization or dividend policy of the issuer;
(f)

Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

	(g)	Changes in the issuer’s charter, by laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

	(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
	(j)	Any action similar to any of those enumerated above.

Whether the Reporting Person purchases any additional securities of the Issuer, or disposes of any securities of the Issuer, and the amount of any such transactions, will depend upon the Reporting Person’s continuing assessment of pertinent factors, including the availability of securities of the Issuer for purchase at particular price levels, the Issuer’s and the Reporting Person’s business and prospects, other business investment opportunities available to the Reporting Person, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the management of the Issuer, the availability and nature of opportunities to dispose of the Reporting Person’s interest in the Issuer, to realize trading profits or minimize trading losses, and other plans and requirements of the Reporting Person.  Depending upon his individual assessment of these factors from time to time, the Reporting Person may change his present intentions as stated above, including determining to acquire additional securities of the Issuer (by means of open market or privately negotiated purchases) or to dispose of some or all of the securities of the Issuer held by or under the control of such Reporting Person.  Except as described herein, at the present time the Reporting Person has no plans or proposals which relate to or would result in any of the events described in paragraphs (a) through (j) above.  The Reporting Person, however, expects to evaluate on an ongoing basis the Issuer’s financial condition, business, operations and prospects, the market price of the Issuer’s Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors he deems appropriate.  Accordingly, the Reporting Person reserves the right to change his plans and intentions at any time, as he deems appropriate, subject to relevant legal restrictions.

Item 5.	Interest in Securities of the Issuer
(a)

Steven B. Gerber has the right to acquire an additional 166,250 shares (representing 1.7% of the outstanding Common Stock) upon the exercise of stock options on or before November 7, 2008.  The Gerber Family Trust dated 12/13/96 owns 695,000 shares of the Common Stock of the Issuer (representing 7.1% of the outstanding Common Stock).  Steven B. Gerber and Barbara Gerber, are both Trustees of The Gerber Family Trust dated 12/13/96.  The Reporting Person disclaims ownership of all shares of Common Stock of the shares of Common Stock owned by The Gerber Family Trust dated 12/13/96 in which the Reporting Person does not have a pecuniary interest.

(b)

As the trustees of The Gerber Family Trust dated 12/13/96, Steven B. Gerber and Barbara Gerber may be deemed to have beneficial ownership of the shares of Common Stock owned by that trust.  Accordingly, the Reporting Person has the sole voting and dispositive power with respect to 296,250 shares, and the Reporting Person, along with Barbara Gerber, may be deemed to have shared voting and dispositive power with respect to 695,000 shares.

	(c)	Transaction Date Shares or Units Purchased (Sold) Price per Share or Unit 9/8/08 130,000 $0.49 Purchased by Steven B. Gerber from the HemaCare Corporation Employee Stock Purchase Plan.
	(d)	Not applicable.
	(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

Item 7.	Material to be Filed as Exhibits
Exhibit 24.1: Power of Attorney

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 18, 2008
Date

/s/ Robert S. Chilton, Attorney-in-Fact
Steven B. Gerber

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).